SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071 (213) 891-8770	Donald J. Campbell Campbell & Williams 700 South 7th Street Las Vegas, NV 89101 (702) 382-5222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons Wynn Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type Of Reporting Person (See Instructions) PN

This Amendment No. 19 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On March 22, 2018, Wynn Family Limited Partnership (“WFLP”) entered into a Stock Purchase Agreement (the “TRP Stock Purchase Agreement”) with T. Rowe Price Associates, Inc. in its capacity as investment advisor, pursuant to which WFLP agreed to sell an aggregate of 3,026,708 shares of Common Stock at a price of $175.00 per share. This description of the TRP Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the TRP Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

On March 22, 2018, WFLP entered into a Stock Purchase Agreement (the “CG Stock Purchase Agreement” and, together with the TRP Stock Purchase Agreement, the “Stock Purchase Agreements”) with certain funds managed or advised by Capital Research and Management Company, pursuant to which WFLP agreed to sell an aggregate of 5,000,000 shares of Common Stock at a price of $175.00 per share. This description of the CG Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CG Stock Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Each of the transactions contemplated by the Stock Purchase Agreements remain subject to certain closing conditions. Closing of each transaction is expected to occur on March 26, 2018.

Any further actions the Reporting Persons might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon Mr. Wynn’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Common Stock; general market, industry and economic conditions; regulatory considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

After giving effect to the transactions pursuant to the Stock Purchase Agreements, as of the date hereof, none of the Reporting Persons beneficially own any shares of Common Stock of the Company, and none of the Reporting Persons have or share the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any shares of Common Stock of the Company.

(c) The information set forth in Item 4 above is incorporated herein by reference. Other than as disclosed in Item 4 above, the Reporting Persons have not affected any transactions in the Common Stock since the most recent filing on Schedule 13D.

(d) None.

(e) As of March 22, 2018, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the following information:

Item 4 summarizes certain provisions of the Stock Purchase Agreements and is incorporated herein by reference. A copy of each of the Stock Purchase Agreements is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth in this Item 6, as amended and supplemented, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

16	Registration Rights Agreement, dated March 20, 2018, between Wynn Resorts, Limited and Wynn Family Limited Partnership.*

17	Stock Purchase Agreement, dated March 22, 2018, by and between Wynn Family Limited Partnership and T. Rowe Price Associates, Inc. in its capacity as investment advisor.

18	Stock Purchase Agreement, dated March 22, 2018, by and between Wynn Family Limited Partnership and certain funds managed or advised by Capital Research and Management Company.

*	The previously filed copy of the Registration Rights Agreement contained an unintentional error. A corrected version of the Registration Rights Agreement is filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2018

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

WYNN FAMILY LIMITED PARTNERSHIP

By:	Wynn GP, LLC, its general partner

By:	Stephen A. Wynn Revocable Trust
U/D/T/ Dated June 24, 2010, its manager

/s/ Stephen A. Wynn
By:	Stephen A. Wynn
Title: Trustee